Exhibit 99.1

THE BANK OF NOVA SCOTIA

Annual Meeting of Shareholders

April 8, 2014

REPORT OF VOTING RESULTS

in accordance with section 11.3 of National Instrument 51-102

Continuous Disclosure Obligations

The following matters were voted upon at the Annual Meeting of Shareholders of The Bank of Nova Scotia (the “Bank”) held on April 8, 2014. Each of the matters is described in greater detail in the Notice of the 182nd Annual Meeting of Shareholders and Management Proxy Circular mailed to shareholders and available at www.scotiabank.com in the Investor Relations section. The vote on each matter was conducted by ballot.

1.	Election of Directors

Each of the 14 nominees listed in the Management Proxy Circular was elected as a Director of the Bank.

Nominee	Votes For	% For	Votes Withheld	% Withheld
Guillermo E. Babatz	666,658,930	98.91	7,340,272	1.09
Ronald A. Brenneman	649,337,603	96.34	24,661,599	3.66
C.J. Chen	670,041,669	99.41	3,957,533	0.59
Charles H. Dallara	665,012,978	98.67	8,986,221	1.33
David A. Dodge	660,859,060	98.05	13,140,016	1.95
N. Ashleigh Everett	664,714,563	98.62	9,284,639	1.38
John C. Kerr	649,569,646	96.38	24,429,556	3.62
Thomas C. O’Neill	652,735,241	96.85	21,263,961	3.15
Brian J. Porter	666,544,100	98.89	7,454,695	1.11
Aaron W. Regent	666,490,394	98.89	7,508,809	1.11
Indira V. Samarasekera	650,679,482	96.54	23,317,616	3.46
Susan L. Segal	661,090,754	98.08	12,908,448	1.92
Paul D. Sobey	658,318,870	97.67	15,680,333	2.33
Barbara S. Thomas	650,990,891	96.59	23,008,312	3.41

2.	Appointment of Auditors

KPMG LLP were appointed as auditors of the Bank.

Votes For	% For	Votes Withheld	% Withheld
676,893,284	99.18	5,581,248	0.82

3.	Advisory vote on non-binding resolution on Executive Compensation Approach

Votes For	% For	Votes Against	% Against
631,541,710	93.70	42,428,990	6.30

4.	Shareholder Proposal No. 1

Filling Anticipated Vacancies

Votes For	% For	Votes Against	% Against	Abstentions*
19,739,706	2.94	651,216,388	97.06	2,994,099

5.	Shareholder Proposal No. 2

Phasing Out Stock Options as a Form of Compensation

Votes For	% For	Votes Against	% Against	Abstentions*
33,108,866	4.92	639,736,152	95.08	1,091,801

6.	Shareholder Proposal No. 3

Pay its Fair Share of Taxes

Votes For	% For	Votes Against	% Against	Abstentions*
15,085,723	2.27	648,345,367	97.73	10,529,428

7.	Shareholder Proposal No. 4

Say on Pay on Executive Compensation: Addressing Dissatisfactions

Votes For	% For	Votes Against	% Against	Abstentions*
24,431,838	3.68	639,245,304	96.32	10,285,536

8.	Shareholder Proposal No. 5

Pension Plans and Transparency

Votes For	% For	Votes Against	% Against	Abstentions*
25,287,153	3.81	638,673,540	96.19	10,023,219

9.	Shareholder Proposal No. 6

Director Share Ownership

Votes For	% For	Votes Against	% Against	Abstentions*
16,189,079	2.41	656,307,412	97.59	1,489,338

*	An abstention is counted as present for quorum purposes, but is not counted as a vote cast in determining whether the requisite majority of votes cast has approved the proposal.

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